# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paylocity Holding Corporation, CIK 0001591698
CUSIP: 70438V106
Title of class of securities: Common Stock, $0.001 Par Value Per Share
Address of issuer's principal executive offices: 1400 American Lane, Schaumburg, Illinois (IL), 60173
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001591698-24-000017
Filed by CIK 0001597870

## Reporting persons
- Steven Ira Sarowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,329,667; shared voting power 520,000; sole dispositive power 8,329,667; shared dispositive power 520,000; aggregate amount beneficially owned 8,849,667 (15.8% of the class)
  Comment: See Item 4 for an explanation of the information reported in rows 5 - 9 and 11.

## Item 1. Issuer
Name of issuer: Paylocity Holding Corporation
Address of issuer's principal executive offices: 1400 American Lane, Schaumburg, IL, 60173

## Item 2. Person Filing
Name of person filing: Steven Ira Sarowitz
Address of principal business office or, if none, residence:
Paylocity Holding Corporation
1400 American Lane
Schaumburg, IL 60173
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,849,667 shares, which includes 335 shares of common stock subject to outstanding restricted stock units which vest within 60 days of December 31, 2024.
Percent of class: 15.8%, based on 55,884,717 shares of common stock outstanding on December 31, 2024 (including 335 shares of common stock subject to outstanding restricted stock units which vest within 60 days of December 31, 2024).
Sole power to vote or to direct the vote: 8,329,667 shares, which includes 335 shares of common stock subject to outstanding restricted stock units which vest within 60 days of December 31, 2024.
Shared power to vote or to direct the vote: 520,000 shares held by the Jessica Sarowitz Declaration of Trust for which the Reporting Person's spouse is trustee and beneficiary and over which the Reporting Person may be deemed to share investment and dispositive power.
Sole power to dispose or to direct the disposition: 8,329,667 shares, which includes 335 shares of common stock subject to outstanding restricted stock units which vest within 60 days of December 31, 2024.
Shared power to dispose or to direct the disposition: 520,000 shares held by the Jessica Sarowitz Declaration of Trust for which the Reporting Person's spouse is trustee and beneficiary and over which the Reporting Person may be deemed to share investment and dispositive power.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Steven Ira Sarowitz: /s/ Steven Ira Sarowitz, Steven Ira Sarowitz/Director (02/10/2025)